MINEFINDERS CORPORATION LTD.

ANNUAL INFORMATION FORM

for the year ended December 31, 2005

March 21, 2006

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

REFERENCE INFORMATION

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

Exploration and Development

Financing

DESCRIPTION OF THE BUSINESS

Overview

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

Description and Location

Dolores Property Exploitation Concessions

Accessibility, Climate, Local Resources, Infrastructure and Physiography

History

Geology

Exploration

Drilling

Mineralization

Sampling and Analysis

Mineral Resource and Mineral Reserve Estimates

Proposed Budget 2006

NORTHERN SONORA PROPERTY

Description and Location

Climate, Accessibility, Local Resource Infrastructure and Physiography

Nature of Transport

Sampling and Integrity of Samples

La Bolsa Property: Location and Access

Northern Sonora Projects: Description and Location

OTHER PROPERTIES

La Reserva/El Correo Property

San Antonio Property

Property INTERESTS IN the UNITED STATES

SPECIALIZED SKILL AND KNOWLEDGE

ENVIRONMENTAL PROTECTION

NUMBER OF EMPLOYEES

COMPETITION

RISK FACTORS

DIVIDEND RECORD AND POLICY

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL STRUCTURE

MARKET FOR SECURITIES

Shareholdings of Directors and Officers

Cease Trade Orders

Conflicts of Interest

COMMITTEES OF THE BOARD OF DIRECTORS

TRANSFER AGENT AND REGISTRAR

MATERIAL CONTRACTS

INTERESTS OF MANAGEMENT AND EXPERTS

ADDITIONAL INFORMATION

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by Adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic era (after the Jurassic and before the Tertiary period), that covered the span of time between 65 and 144 million years ago.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council on November 14, 2004.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometre of the earth’s surface, in the temperature range of 50–200°C.
g/t or gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle period of the Mesozoic era, above the Triassic and below the Cretaceous, that covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Probable Mineral Reserve:  Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of the Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant facators that demonstrate, at the time of reporting, that economic extraction is justified. .

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve:  Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Opt	Ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, begining about 65 million years ago.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (the “AIF”) and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to feasibility studies performed on the Dolores Property (as defined below), the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Effective January 1, 2004, the Company adopted the US dollar as its reporting currency, and restated its financial statements for 2002 and 2003 as if the US dollar had always been the reporting currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

Corporation’s Fiscal Year Ended December 31
	2005	2004	2003	2002	2001
High	$1.2703	$1.3970	$1.5750	$1.6049	$1.5925
Low	$1.1507	$1.1775	$1.2923	$1.5190	$1.4995
Average	$1.2115	$1.3017	$1.3916	$1.5702	$1.5485
Period End	$1.1656	$1.2034	$1.2923	$1.5800	$1.5925

On March 21, 2006, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$ 1.1647.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

Incorporated by reference into this AIF are the audited consolidated financial statements of the Company, which include its consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs of the Company for the years ended December 31, 2005, 2004 and 2003, together with the summary of significant accounting policies and notes thereon, included in the Company’s  filings with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).  Also incorporated by reference in this AIF is the Company’s Management’s Discussion and Analysis (“MD&A”) included in the Company’s filings with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).    Differences between Canadian and US GAAP pertaining to the Company are described in Note 9 to its 2005 consolidated financial statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “Corporation” refers to Minefinders Corporation Ltd. alone, and “the Company”, “its”, “we”, “us”, “our” and “our company” refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given as of December 31, 2005.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

CORPORATE STRUCTURE

The Corporation was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name “Twentieth Century Explorations Inc.”.

The Company’s Articles were amended on May 10, 1979 to change its name from “Twentieth Century Explorations Inc.” to “Minefinders Corporation Ltd.”, to consolidate 3,075,445 issued shares without par value into 615,089 issued shares, and to increase the authorized capital of the Company 3,000,000 shares without par value. The Articles were further amended on August 25, 1989 to change the authorized capital to an unlimited number of shares, on September 21, 1995 to change the number of directors from a fixed Board consisting of five directors to a minimum number of three and a maximum number of nine directors, and on July 3, 1997 to remove the restrictions on business that the Company may carry on or the powers the Company may exercise.

On June 16, 2005 the Corporation adopted a new By-law No. 7 under the Business Corporations Act (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. All prior by-laws of the Company were repealed.

By-law No. 7 is in most material respects the same as the previous By-law.  The most significant change is an increase in the quorum requirement at a meeting of shareholders from two persons present in person (each being a shareholder entitled to vote at such a meeting or a duly appointed proxy holder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

By-law No. 7 is attached to the Management Information Circular dated April 18, 2005 as Schedule “B”, and may be found on SEDAR at www.sedar.com.

The Corporation’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.  The Corporation’s registered and records office is located at Suite 3800 – 200 Bay Street, Toronto, Ontario, Canada M5J 2Z4.   The Company also maintains an exploration office in Reno, Nevada, United States of America and an operations office in Chihuahua, Mexico.

The following table names each subsidiary of the Corporation, the jurisdiction of its incorporation and the Corporation’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders, S.A. de C.V.	Mexico	100%
Compania Minera Dolores, S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%

The Company’s operations in Mexico and the U.S.A. are conducted through these subsidiaries.

The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Corporation’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests.  The Company’s properties are located in Mexico and the U.S.A.  The Company’s principal mineral property interests are the Dolores Property located in Chihuahua, Mexico (the “Dolores Property”) on which two feasibility studies have been concluded, and the Northern Sonora Properties located in Sonora, Mexico (the “Northern Sonora Properties”). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various levels of exploration. The Company’s other mineral property interests include the Gutsy/Buckskin Mountain Property in Nevada, the Oro Blanco Property in Arizona, and the Wickes Property in Montana. The Company also has a royalty interest in a mineral property  in Québec, Canada, but has no  exploration projects in Canada.

Exploration and Development

In June of 2002, the Company initiated a drilling program designed to bring the Dolores property to final feasibility and lead to a production decision.  This drilling program was expanded in 2003 and 2004 to include condemnation and geotechnical drilling. Since initiating drilling in 1996 through the period ended December 31, 2004, the Company completed a total of 347 diamond core holes, totalling 95,366 meters and 220 reverse circulation (“RC”) drill holes totalling more than 42,100 meters of drilling on the Dolores deposit, bringing the total drilling completed on the Dolores Property through December 2004 to more than 137,000 meters Other activities on the Dolores Property included additional geological mapping and sampling, road construction and initiating the community relocation program. An audited Mineral Resources Estimate and Independent Technical Report, compliant with National Instrument 43-101 (NI 43-101), (see “Principal Property – The Dolores Property”) and available on SEDAR at www.sedar.com, was completed in November 2004, and other significant milestones included receipt of final reports on column leach test work, flotation mill test work and pit-slope stability test work, and the initiation of a purchase program for relocation of the Dolores village.

In June 2005 the Company received an independent positive feasibility study commissioned from M3 Engineering & Technolgy Corporation (“M3”) that proposed a 25,000 tonnes per day (“tpd”) conventional open pit heap leach gold and silver mine (the “M3 Study”). Shortly before receipt of the M3 study, the Company asked another firm of independent engineers, Kappes Cassiday & Associates, to prepare an alternative study, to less rigorous standards than a full feasibility study requires, based on an assumed production rate of 18,000 tpd. This alternative study (the “KCA study”) was received in August 2005, and was also positive. Both studies and related news releases dated June 28, August 3 and September 27, 2005 are available on SEDAR at www.sedar.com

The KCA study has since been upgraded to full feasibility standards, and the final study was received on March 28, 2006. Based on interim conclusions made available to the Company, on February 23, 2006 the Board of Directors of Minefinders Corporation Ltd. approved the construction, by its wholly-owned subsidiary Compañía Minera Dolores S.A. de C.V., of a conventional open pit heap leach mine and processing plant at an approximate cost of $132 million, subject to the obtaining of all necessary permits and the required funding. In this connection, the Company agreed with BNP Paribas, a leading international bank, that the bank will act as the lead arranger of up to $100 million of project finance (See “Principal Property – Dolores”). Construction at Dolores is scheduled to begin in the second quarter of 2006, with production commencing in mid-2007.

Exploration and development drilling activities continued on the Dolores property throughout 2005. The property is open in all directions, and there is significant potential for underground resources to be identified. Additional funds have been allocated to allow further exploration and condemnation drilling to take place in 2006 and in early 2007.

Drilling and other exploration work has continued in 2005 on the Northern Sonora properties Planchas de Plata, Real Viejo and La Bolsa. Results have been encouraging and further drilling programs will be carried out in 2006. In 2005 the Clear and Dottie claims in Nevada, USA were drilled, but, results were not good enough to warrant further work and both properties have been abandoned. The Company intends to drill on the Gutsy/Buckskin Mountain property in 2006.

To maintain a supply of good properties, the Company has budgeted substantial funds for new property acquisitions, and regional exploration programs in areas close to existing properties.

Financing

In the last three years, the Company has completed two financings to fund the exploration of Dolores and the Company’s other projects.

On February 7, 2003, the Company completed a bought deal financing of 2,587,500 common shares CDN$7.00 per share for gross proceeds of US$11,998,000.  The shares issued under this financing were qualified by short form prospectus for which  receipts were issued on January 31, 2003.

On December 8, 2003, the Company completed a bought deal financing consisting of 4,000,000 common shares at CDN$11.00 per share for gross proceeds of US$33,589,000.  The shares issued under this financing were qualified by short form prospectus for which receipts were issued on December 5, 2003.

In addition to interest earned on bank deposits, the Company received net proceeds of US$358,000 on exercise of warrants and US$1,207,000 on exercise of stock options in 2003; US$1,248,000 on exercise of stock options in 2004; and US$146,000 on exercise of stock options in 2005.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption, and under “Principal Property  - The Dolores Property”; “Northern Sonora Property”; “Other Properties” and “Interests in United States Properties” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a “qualified person” as defined in National Instrument 43–101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The information under “Principal Property – The Dolores Property” has been derived from reports prepared by other “qualified persons” who are named in that section of this AIF.

The Company is a mining exploration and development company.  The Company’s principal properties are the Dolores Property and the Northern Sonora Properties (which include the La Bolsa deposit, the Real Viejo silver prospect and the Planchas de Plata prospect). The Northern Sonora properties are without a known body of commercial ore.  The Company’s activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties. The Dolores property contains an economically viable ore body and the Company has decided to commence construction, subject to permitting and financing.

Since November 1995, the Company has been actively working on the Dolores Property including aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and reverse-circulation (“RC”) drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, an environmental impact study and feasibility studies.  These efforts have led to the discovery of a major epithermal gold and silver deposit containing an initial estimated measured and indicated resource (reported in a news release December 6, 2004, and available on SEDAR at www.sedar.com), estimated using a 0.3 g/t gold-equivalent cutoff grade, of 101.1 million tonnes containing 2.65 million ounces of gold and 128.2 million ounces of silver.  An additional inferred resource of 28 million tonnes was estimated, containing 668,000 ounces of gold and 24.5 million ounces of silver.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 and a first phase exploration drilling program was completed in 1996.  A second program was completed in 1998 producing a mineralized deposit estimate of up to 208,000 ounces gold and 2 million ounces of silver. Exploration work was suspended in 1998 pending an increase in gold prices or a substantial cash influx. Drilling re-commenced on the La Bolsa property in the fall of 2003 with the completion of 20 additional core holes by the end of 2003.  Exploration activities including geological mapping and sampling and drilling continued on the El Malacate project covering a portion of the Northern Sonora Property with the completion of nine widely spaced drill holes during 2002. Follow-up work on the El Malacate project in 2003 failed to enhance the prospect and it was written off at the end of 2003.  Work on the other northern Sonora mineral claims from 1996 through 2003 has led to the discovery of additional gold–silver mineralized systems and several porphyry copper related base metal systems. Additional drilling is planned for 2006 on the La Bolsa property and the nearby Real Viejo and Planchas de Plata prospects.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over a period of five years had defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, but this property was written off in 2004.  The Company has maintained its interests in the Gutsy/Buckskin Mountain properties, the Clear property, and the Dottie Property, all in Nevada, U.S.A; in the Oro Blanco Property in Arizona, U.S.A. and in a 2% royalty interest at the Dubuisson property in Val d’Or, Québec (which is not in production).

In the following discussions on the Company’s several properties and projects, the reader is cautioned that any statements pertaining to the results of an economic analysis of mineral resources that are not mineral reserves do not demonstrate their economic viability.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

Minefinders Corporation Ltd. has received a bankable-level feasibility study from Kappes, Cassiday and Associates (“KCA”) on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.  On the basis of this study, the Company’s Board of Directors has now directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores, subject to permits and financing.

The information given in this section is derived from the report of Kappes Cassiday and Associates (“KCA”) dated February 27, 2006 and entitled “Technical Report for the Dolores Heap Leach Project” (the “KCA Report”), which  has been filed on SEDAR and is available at www.sedar.com and which is incorporated in this AIF by reference; and from the report dated November 16, 2004 entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “RPA Report”, prepared by Roscoe Postle Associates Inc. (“RPA”) for the Company.  The principal author of the KCA Report was Michael W. Cassiday, who is an independent qualified person” as defined in NI 43-101.  The RPA Report was authored by David W. Rennie, P. Eng.  and C. Stewart Wallis, P. Geo. who are both “independent qualified persons” as defined in NI 43-101.  The RPA Report has been filed on SEDAR at www.sedar.com, and is incorporated herein by reference.

Feasibility Studies

Summary of Project Economics

The estimated economics of the 18,000 tonnes per day (“tpd”) mine plan are summarized as follows:

● total direct capital costs of approximately $98.5 million, with additional indirect capital costs of $33.2 million, for initial capital costs of $131.6 million;

● sustaining capital costs over the life of mine of an additional $29 million (all capital costs estimates are ±15%);

● cash operating costs of $224.25 per ounce of gold and gold-equivalent silver (“AuEq” - based upon a 63:1, gold:silver ratio), or $86 per ounce gold, net of silver credits (using $7.50 per ounce silver), and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;

● after-tax cash flow having an estimated undiscounted net present value (“NPV”) of $276.8 million and an internal rate of return (“IRR”) of 24.3%; and

● payback of capital costs in 3.3 years.

Compared to the base case study, the optimization work to date that is reflected in the KCA Study, has had a positive impact on the project economics, despite increases in the current costs of many of its components, including fuel, reagents, steel and equipment.

A new resource model and mine schedule will be completed in the Spring of 2006 to include the results of exploration and infill drilling completed through the end of 2005.  This drilling is expected to increase the project reserves and further enhance its overall economics.

The mine plan and analysis of project economics does not include significant, high-grade gold mineralization that lies below the approved pit model.  Ongoing drilling will target the further definition and expansion of this mineralization, with a view to the development of a plan for an underground mine component.

Summary of Capital and Operating Costs

Capital and operating costs assume the purchase of new equipment and use current pricing for all components.  As against the project studies announced in July 2005, power costs have increased by approximately $0.23 per tonne and reagent costs have increased by $0.21 per tonne.  Mining costs have increased in the new study by $0.20 per tonne, as a result of higher fuel costs.

Table 1 Direct and Indirect Capital Costs

Haul Roads and Equipment	$ 39,934,300
Plant and Facilities	55,496,248
Camp and Townsite	4,016,552
Spare Parts	2,226,700
Shipping and Import	2,195,100
Contingencies	9,701,400
Engineering Procurement and Contract Management	5,707,200
Indirect and Owner’s Costs	4,829,300
Initial Fills	1,538,100
Working Capital	6,334,000
Total Capital	$131,978,900

The anticipated $29 million of sustaining capital is spread over years three through ten of the project’s mine life.

Table 2 Operating Cost Summary - Life of Mine

Area	Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.56
Support	$0.10
General and Administrative	$0.53
Total	$6.87

Reclamation and closure costs are estimated to be $9.5 million, or about $0.13 per tonne of crushed ore.  These costs are not included in the operating cost estimation, but are included in the cash flow calculation.

Summary of Project Production

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3 grams of gold per tonne (“g/t”).  The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.29 million ounces of gold equivalent “AuEq”) over a 12 year mine life.

Table 3 Proven and Probable Reserves

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz	Gold Eq Oz
Proven	43,678	0.88	45.44	1,235,738	63,809,015	2,248,580
Probable	28,795	0.78	42.96	722,092	39,770,617	1,353,372
Proven & Probable	72,473	0.84	44.46	1,957,830	103,579,632	3,601,952

Some numbers may not match due to rounding.   *Gold equivalent assumes 63 ounces of silver equals one ounce of gold.

The total audited measured and indicated resources at Dolores (which include the mineral reserves), based on the resource block model completed in October 2004, are 2.65 million ounces of gold and 128.2 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq (see Table 4, below).  An additional 668,000 ounces of gold and 24.5 million ounces of silver, contained in 28.0 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings, available at www.sedar.com, for NI 43-101 technical reports).

Table 4 Measured and Indicated Resources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq Oz
Measured	53,413	0.89	43.7	1.48	1,485,000	72,599,000	2,637,365
Indicated	47,652	0.78	37.5	1.28	1,161,000	55,580,000	2,043,222
Total	101,065	0.84	40.8	1.34	2,647,000	128,179,000	4,680,587

Some numbers may not match due to rounding.

As noted, the Company is currently updating the Dolores resource and block models to include new drilling data completed since October 2004.  New reserves and resources estimates will be released shortly.

Drilling is ongoing at Dolores to convert resources that are currently outside the proposed mine plan into additional surface and/or underground mineable reserves and to condemn areas outlined for the plant and pad facilities

Summary of Metallurgy

The KCA Study projects a weighted average recovery from the leach pad of 74% for gold and 51% for silver, with consumption of 0.4 kg/tonne of cyanide and 1.7 kg/tonne of lime.  Recoveries and reagent consumptions are based on an extensive review by KCA of test results from previous work documented by M3 in its bankable feasibility study published by the Company in July 2005, and on the partial results of ongoing column tests.

Summary of Sensitivity Analysis

Both the 25,000 tpd and the 18,000 tpd mine plan are based on resources that were calculated by Roscoe Postle Associates Inc. (“RPA”)(see below) using prices of $375/oz gold and $5.75/oz silver and data available up to October 2004. The M3 economic analysis was done using prices of $400/oz for gold and $6.00/oz for silver. The KCA analysis was calculated using prices of $475/oz gold and $7.50/oz silver.  The project is highly leveraged to gold and silver prices and to capital and operating costs.

An analysis of pre-tax sensitivities for gold revenue from the mine operation, at plus or minus 20% of the gold prices or gold recovery rates used in the study’s base economics, shows variation in the project’s IRR from a high of 37.6% (an NPV of $520 million, undiscounted) to a low of 19.6% (an NPV of US$ 255 million, undiscounted).  Changes in silver revenues, operating costs and capital costs, over a plus or minus 20% range, show similar sensitivities (see Table 5, below).

Table 5 Project Sensitivities

IRR Sensitivity - Pre-Tax, with Contingencies

IRR (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	23.8%	19.6%	35.8%	36.8%
90%	26.3%	24.2%	32.3%	32.4%
100%	28.7%	28.7%	28.7%	28.7%
110%	31.1%	33.2%	25.1%	25.7%
120%	33.4%	37.6%	21.5%	23.1%

NPV Sensitivity - Undiscounted, Pre-Tax, with Contingencies

NPV US$000s (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	310,065	255,183	491,888	416,479
90%	348,872	321,431	439,783	402,079
100%	387,679	387,679	387,679	387,679
110%	426,486	453,927	335,575	373,279
120%	465,293	520,175	283,471	358,879

Current activities

The Company has now contracted detailed engineering design work from Golder Associates Inc. - leach pad and geotechnical requirements; from Terra Nova Technologies, Inc. - crushing and stacking systems; from Lyntek, Inc. - Merrill-Crowe plant and smelter; and from Ausenco Limited - ancillary systems and tie-in for all engineering.  This work is expected to be 90% complete by the end of April.

Construction of the new Dolores mine road is well-advanced and is targeted for completion in early April.  Equipment procurement, mine financing, and final permits are in progress and are expected to be in place, as required, for start of project construction in April.  Hiring of staff for the construction and mine operations is under way.

Condemnation drilling has encountered mineralization in the pad area and further drilling is being undertaken to determine the extent of this new zone of mineralization. Exploration drilling will carry on throughout 2006 to advance peripheral, near-surface mineralization and mineralization at depth to feasibility.

Description and Location

The Dolores Project is located in the Sierra Madre Occidental Range of northern Mexico at geographic coordinates 29 degrees north latitude, 108 degrees 32 minutes west longitude, in the westernmost part of the State of Chihuahua. A property location map is shown in Figure 1 and a land status map is shown in Figure 2. The project area is approximately 250 kilometers west of the city of Chihuahua.

The Corporation, through its 100% owned Mexican subsidiary, Compañía Minera Dolores S.A. de C.V. (“Minera”), has a controlling interest in the Dolores mineral concessions and surface rights covering the project area.  The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz (“Saenz”), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera. Minera can earn a 100% interest in these concessions by paying a total of $1.5 million in cash payments at the rate of $25,000 each calendar quarter. Through December 2005, the Company has paid a total of $1,250,000.  A Net Smelter Return Royalty (“NSR”) of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.

Figure 1: Property Location Map

The Dolores Property consists of the nine concessions described in the following table.  All environmental permits are current and in order and allow the Company to conduct exploration of the Dolores Property through to the actual permitting for a mine site. In addition to permits allowing the Company to construct all access and drill roads necessary to complete the development drilling now underway, the Company has permits for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration activities on the property up to and including all mining operations that may occur on these lands as a result of these exploration activities. The Company has not incurred any environmental liability to date, but may, if requested, be required to remediate certain road works used in its exploration activities. As noted earlier, in the KCA study an amount of $9.5 million for reclamation and closure costs has been included.

Dolores Property Exploitation Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	150	December 12, 2039
Alma Maria	191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total Area		27,700

All nine concessions have been granted exploitation status, the most recent being the Dolores concession.  Taxes are due every six months on all concessions and are paid through January 2006. Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for at least the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 meters long and 1,000 meters in width and has been intersected in drilling to depths of over 550 meters below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.

N
730000mE
740000mE
Concessions Inside Dolores
Silvia T-201857
Ampl. Real Cananea T-184984
San Judas Tadeo T-184983
Real Cananea Uno T-184982
Real Cananea Dos T-184986
Real Cananea T-184981
Ampl. Real Cananea Uno T-184985
Total of 4785.576 Has.
3220000mN
3210000mN
3200000mN
Dolores
PPD Dolores
PPD Huizopa
3,200,616.295 mN
734,873.040 mE
LEGEND
Dolores resource area
Surface Gold Anomaly
Concessions under option
Minefinder concessions
0
2 km
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Concession Map

Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometers west of the city of Chihuahua and is accessed from the town of Madera (pop. +/– 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads. During the M3 feasibility study a new route was identified, which will provide superior access to Dolores with a minimum amount of construction.  The new route takes off from the main highway between Chihuahua and Hermosillo and will require approximately 10 kilometers of new road to connect up with an existing 85 kilometre road and the upgrading of the entire length to provide a seven-metre wide primary mine haulage road. This new road is under construction and completion is expected in April 2006.

The climate in the area is semi–arid with average annual precipitation of approximately 800 mm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company. The project area is currently serviced by narrow, winding, rough roads. A network of roads to provide access for drilling has been established on the property. Most modern services are available at Madera.

Site topography is characterized by moderately rugged terrain with elevations ranging from 1,200 meters above sea level, at the Rio Tutuaca, to 2,000 meters, at the Mesa Aterrizaje.

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cactus. Active, intermittent stream erosion has resulted in the formation of deep V–shaped valleys throughout the area.

History

Mining activity in the area of the Dolores Property is believed to have started with placer mining circa 1860. In 1898, organized lode mining is reported to have begun in the area. By 1915, a power line had been installed from Madera, and processing was accomplished by pulverizing the ores in 25 stamp mills and recovering gold and silver in a cyanide leach and zinc precipitate circuit. Records from 1922 through 1929 indicate that the property was producing nearly 50,000 tonnes per year until the mill was destroyed in a fire in early 1929. Only sporadic high–grade production occurred during 1929 to 1931, and there are no records of any production since that time.

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district’s mineral potential. Between 1996 and 2001, the Company completed more than 61,000 meters of drilling, including approximately 136 core holes totalling 32,048.8 meters and approximately 155 RC holes totalling 29,392.2 meters. Detailed geologic mapping of approximately six square kilometers and widespread reconnaissance mapping and sampling covering 12 square kilometers have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line meters of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period.  Since beginning the final phase drilling program in July of 2002, the Company has completed, through December 2004, 565 drill holes totalling more than 137,000 meters.  Drilling re-commenced in January of 2005 and will continue through most of 2006 with additional delineation, exploration, and condemnation holes planned.

The following table shows relevant historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company, has not been verified, and should not be relied on.

Recorded Production from the Dolores Mining District

Year	Tons Mined	Average Grade (gm/ton)		Average Grade (oz/ton)		Contained Kilograms		Contained Kilograms
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
1922	63,494	*6.1	*635	0.18	18.52	*388.5	*40,313.8	12,492	1,296,088
1923	65,885	6.8	559	0.20	16.30	451.0	36,862.0	14,500	1,185,113
1924	54,005	*8.4	*527	0.24	15.37	*451.0	*28,471.3	14,501	915,351
1925	51,261	*9.6	*505	0.28	14.73	*492.7	*25,862.1	15,841	831,466
1926	48,523	12.7	548	0.37	15.98	606.0	25,718.0	19,483	826,834
1927	42,082	12.5	554	0.36	16.16	***526.0	***23,313.4	16,912	749,526
1928	38,146	12.5	400	0.37	11.67	478.0	15,250.0	15,368	490,288
Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)
1929	1,306	24.6	872	0.72	25.43	32.0	1,140.0	1,029	36,651
1930	3,686	**30.7	**1671.5	0.90	48.75	118.0	6,153.0	3,794	197,819
1931	3,384	**27.6	**1458.2	0.81	42.53	**93.4	***4,934.5	3,004	158,646
Total/ weighted average
	371,771	9.8	563	0.286	16.26	3,636.7	208,018.1	116,921	6,687,782
* ** *** Sources:

Back calculated from production using 96% recovery from Au and 87% recovery of Ag (Average recoveries listed in annual reports)

Weighted average from several ore shipments

Calculated from Tons Mined and Average Grade

Anuario de Estaddistica Minero, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931, Annual Reports

Geology

The Dolores deposit is a structurally–controlled, gold–silver deposit, located within a sequence of volcanic rocks composed primarily of andesite flows, flow breccias, and tuffs, which are overlain by latite volcaniclastic breccias. A variety of intrusive bodies are coeval with the volcanic sequence, the most common being dikes of latite composition which generally strike in a NNW direction.

The dominant structural features are regional, sub–parallel, NNW–trending faults, which dip steeply to the west. Continued down–to–the–west offset within this structural set is believed to have caused the development of a series of dilational conjugate faults between the primarily parallel to sub–parallel faults. These faults are believed to have been influential during the mineralizing event and locally may help to explain the geometry of the mineralization.

Gold and silver mineralization identified at surface occurs within a zone over 4,000 meters long and 1,000 meters in width at elevations that range from 1,400 meters to 1,700 meters above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 meters elevation or over 550 meters of vertical extent.

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 550 meters and over wide intervals (30 to 100 meters).  Within this broad zone of mineralization, relatively narrow, 2 to 20 metre wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

For more details on the geology on the Dolores Property, see the Geology section of the RPA Report, which is incorporated herein by reference.

Exploration

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip and soil sample assays, extensive metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and a total of 565 holes for  more than 137,000 meters, as of the end of fiscal year 2004.

Work on the property has been carried out by professional geologists employed by the Company,  a number of individual independent consulting geologists and engineers, and by independent geological and engineering consulting firms and companies over the last 7 years, most recently by  Roscoe Postle Associates Inc.

Drilling

Since the start of the first phase of drilling in August 1996, more than 137,000 meters of drilling in 567 holes have been completed to October 2004. Diamond drill holes amounting to more than 95,366 meters in 347 holes and 220 reverse circulation drill holes for 41,704 meters constitute the drilling database, with drilling continuing at this time.

Of the total, more than 520 holes were drilled within the resource area and were used in the resource calculation. Several holes were lost and   additional holes were completed as water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area.

The first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 meters of core recovered in 30 holes. A second phase of drilling commenced in January 1997 and ended in June 1997. At the end of this program, 45 diamond drill holes totalling 10,115 meters had been completed since initial drilling started in August 1996. A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step–out drilling to expand the resource to include the Hondo and Chabacan target areas.

1600.0 Z
1500.0 Z
1400.0 Z
1300.0 Z
1200.0 Z
1100.0 Z
1000.0 Z
D98-120
D03-280
D02-173
D02-174
D03-257
D03-260
D00-R145
D02-177
D02-175
D03-205
D97-52
D02-176
D97-50
D98-113
D02-154
D03-232
D03-236
Elevation of base of
block model for Audited
August 2002 Resource
D03-212
D02-147
D02-148
D03-198
D03-260
D02-146
D02-158
100 meters
D03-230
D03-214
D02-155
Gold-Equivalent Grades
Histogram Definition:
Drill Trace
>0.5 gpt Aueq
>1.0 gpt Aueq
>3.0 gpt Aueq
D03-269
D02-186
D03-211
D03-212
D03-283
D03-273
Composite Section Centered at Section 2700, Looking N30°W

Figure 3. Composite section through central breccia pipe in Dolores Gold & Silver Deposit

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 meters. All holes were drilled at angles of –450 to –750 and directed to test the down–dip extension of outcropping surface gold and silver mineralization to depths of 550 meters (see Figure 3).

In August 1997,  a resource estimation model was completed, based on 107 drill holes.In June 1998, an updated resource estimate was made as part of a pre–feasibility scoping study. The estimate was based on 160 drill holes totalling 35,000 meters of drilling over 1,800 meters of strike length. In September 1998, additional infill drilling was completed on the main zone at 25 metre centres along the 1,800 metre strike length. Incorporating the latest drill results, an updated resource estimate was completed in November 1998. The data used for the resource study included 238 drill holes (127 diamond drill and 111 reverse–circulation drill holes) totalling 52,898 meters. The drill holes extended over 2,800 meters of strike length and 1,000 meters across strike.

In 2000, a program of infill drilling confirmed the continuity of high–grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high–grade feeder structures extend for over 4,000 meters along strike and have been drill–tested to depths of up to 300 meters.

Since June of 2002, a drilling program, consisting of approximately 75,000 meters of infill, stepout, condemnation and geotechnical drilling has been completed. This drilling program was designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program were incorporated into revised resource models and mine planning, and incorporated into the independent feasibility studies.

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 meters long and 1,000 meters in width at elevations that range from 1,400 meters to 1,700 meters above sea level. Mineralization has also been investigated to the depth of drilling at 1,100 meters elevation or over 550 meters of vertical extent.

Precious metals occur as  native gold, native silver, electrum, and in silver sulfides and silver sulfosalts. Feeders also contain quartz, sericite, pyrite (locally oxidized to limonite), with lesser amounts of epidote, chlorite, calcite, fluorite, galena, sphalerite, and occasional chalcopyrite.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures. Pervasive silicification of the country rock and multiphase veining in both breccias and stockwork zones show strong correlation with high grade gold and silver mineralization, with lower grade material occurring between the feeders. Mineralization at this level also occurs within localized zones of intense propylitic alteration that may occur adjacent to the most strongly mineralized areas within the deposit.

The upper extent of widespread mineralization is generally confined to a few tens of meters above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred meters along and above the contact in a generally silicified, broken, brecciated, and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic, and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of meters into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features.  A relatively large breccia-pipe like body has been defined over a 400 metre length (20-60 meters wide) from the surface to depth greater than 500 meters, which contains consistent higher-grades of mineralization, indicating a primary mineralizing conduit.  Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

Sampling and Analysis

Rock Chip Sampling and Soil Sampling

Since 1993, in excess of 13,800 rock chip samples have been taken across zones of mineralization at the Dolores Property. Continuous rock chip samples were collected over five metre sample lengths (84% of total samples) along sample lines laid out perpendicular to the 330 degree strike of the altered, silicified and mineralized rock exposures.

Each sample site was flagged and marked with an aluminum tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 metre intervals were established for control of the rock chip and soil sampling. The area covered by the sampling program was approximately six square kilometers.

All samples were collected from the Dolores site by ALS Chemex Laboratories (“Chemex”), Bondar–Clegg or BSI Inspectorate (“Inspectorate”) personnel and taken to a sample preparation lab either at Chihuahua, Hemosillo or Durango.  Following sample preparation, pulps are flown either to Vancouver, Canada or Reno, Nevada for final analysis.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire–assay with an atomic absorption (AA) finish. Silver values were obtained by aqua–regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire–assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua–regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

The rock chip and soil sampling programs were supervised by experienced, professional geologists. The samples taken are considered to be of acceptable quality and representative of the mineralization exposed at the sample sites. The sample results are considered to be reliable since all analyses were performed at well known reputable laboratories with quality control procedures in place.

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two meters in length. All mineralized core was then split by core–splitter with one–half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one–half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same labs that were used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores property was ensured through a monitoring program (set up by an independent geochemist) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. More than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at Chemex and Inspectorate, well known, industry–standard geochemical laboratories.  Quality assurance was provided by check assays processed at Bondar–Clegg, Vancouver, B.C. and the two other  laboratories  listed above.

2001 Dolores Silver Re-analysis Program

During the summer of 2001, the Company discovered that silver grades for certain samples from the Dolores property were underestimated by the aqua–regia digestion assay techniques which had been used. It is considered likely that the under–reporting of grade is related to the presence of silver halide minerals in Dolores ores, possibly as a result of secondary enrichment of silver.

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver re-analysis program was undertaken by the Company. Approximately 8,880 samples were re-analyzed. The samples selected for re-analysis were primarily consistent runs of greater than 10 g/t silver, or runs which had greater than 5 g/t silver along with significant amounts of gold.

Chain of Custody and Sampling issues

Splits were pulled from pulp material previously prepared by Chemex in Chihuahua and Hermosillo. About 35% of the material was stored at Chemex’s Chihuahua facility, with the remainder being stored at the Company’s Chihuahua warehouse. All sample retrieval and preparation was carried out by Chemex personnel. Approximately 400 drill samples and 100 underground samples were not found at either location, and are not incorporated in the data set.

Samples which had previously been fire–assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 g/t Ag) with multi–acid digestion are ignored, because the aqua–regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi–acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi–acid results, which provides confidence in the multi–acid technique for Dolores ores. See “Mineral Resource and Mineral Reserve Estimates” below.

Mineral Resource and Mineral Reserve Estimates

On November 16, 2004, RPA presented its final report entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico”. The report has formed the basis for the M3 and KCA feasibility studies. The report was prepared to comply with the requirements of NI 43–101 and subsequently filed on SEDAR. The measured, indicated and inferred resources for the Dolores Property, at cut–off grades of 0.3, 0.4 0.5, 0.6, 0.7, 0.8, 0.9, 1.0, 1.5, 2.0, 3.0, 4.0  and 5.0 gpt Au Eq are taken from the RPA Report and shown in the following table. This resource estimation is based on construction of geological and computer block models, and variographic analysis. The Metric System is used in this analysis. Tonnes are stated as metric tonnes of 1,000 kg. Gold and silver grades are reported in grams per tonne (gpt).  All resources are calculated in accordance with NI 43-101.

The classified Mineral Resources Estimate at a range of cut-off grades is listed in the following tables.

Measured Resources

Cut-off g/tAuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off g/t AuEq**	TonnageKt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000
0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Measured and and Indicated Resources

Cut-Off g/t AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t	Gold Ounces	Silver Ounces
5.0	3,743	6.06	229.4	8.82	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

Inferred Resources

Cut-Off g/t AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000
3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000
1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000

*

AuEq grade based on recoveries and ore types, average  is 81:1 Ag:Au .                                                                 **

Cutoff grade AuEq calculated at a 75:1 Ag:Au ratio.                                                                                              *** Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K.  See “Glossary.”

The resources in the preceding tables do not account for the material mined in the past. Historic production from the project area is reported as 371,771 short tons (337,233 tonnes) at an average grade of 0.286 opt (9.8 gpt) gold and 16.26 opt (563 gpt) silver. Of this total, the Company estimates that about 80% is within the area where resources have been estimated. In RPA’s opinion, “the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate”.

Proposed Budget 2006

The following table sets out the proposed  exploration and condemnation budgets on the Dolores property for the eighteen months to June, 2007, of which approximately 65% will be spent in 2006. These budgets are in addition to the estimated project capital costs of $132 million (see “Principal Property – The Dolores Property – Feasibility Studies“)

Dolores minesite
Total meters planned (core)	20,000
Total meters planned (RC)	15,000
		Unit Cost	Total Cost
All inclusive core drill costs (per meter - includes assays and drill supplies)		$115	$2,300,000
All inclusive exploration RC drill costs (per meter)		$86	1,290,000
Drill pad and road construction & maintenance			390,000
Surface sampling			60,350
	Days	Daily Rate
Vehicles			75,000
Geologists (manager)	250	$400	100,000
Geologist - geologic compilation (man-days)	750	$225	168,750
Tech (man-days)	500	$110	55,000
Camp supplies/travel			179,000
Subtotal			4,618,100
Contingency		20%	920,000
			$5,538,100

In addition to the site-specific programs, the Company plans a regional reconnaissance program at a cost of approximately $813,000, to be spent over the eighteen months to June , 2007.

NORTHERN SONORA PROPERTY

 The Company considers these properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties.  Taxes and property assessments are paid through January 2006.

The information given in this section was prepared by Mark Bailey, the Company’s President and CEO, and a “Qualified Person” as defined in NI 43-101.

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the six exploitation and two exploration concessions described below, comprising a total of approximately 15,111 hectares.

Northern Sonora Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 3, 2052
La Pistola	220056	1,698	June 3, 2053
La Gloria	221626	1,087	March 3, 2054
Los Adobes	218455	6,173	November 3, 2052
El Ruido	218448	3,788	November 3, 2052
El Callejon *	211609	-	June 15, 2006
El Callejon 2 *	211623	-	June 22, 2006
El Manzanal	213593	220	May 16, 2007
Anita	221743	500	March 18, 2010
Total Area		15,111

         * Dropped in 2004

Numerous areas of mineralization in separate geographic zones occur within the Northern Sonora Property, including the La Bolsa property on the Abe concession in the northwest corner of the Northern Sonora concession block, the Real Viejo silver prospect in the central portion of the concessions, the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions, and porphyry related base metal mineralization in the eastern portion of the concession block (the El Fierro and La Recompensa mineralized systems).  The Company has obtained all required permits to conduct exploration drilling on the La Bolsa, Real Viejo and Planchas de Plata projects through the next several exploration programs. The Northern Sonora property is not subject to any environmental liabilities.

Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 100,000), providing most of the economy for the region. Skilled and unskilled labor is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known areas of mineralization and potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 meters above sea level.

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt and paved roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

Since 1994 the Company has taken more than 8,000 surface samples over the project area, drilled 131 holes at La Bolsa, 38 holes on the Real Viejo prospect, 64 holes on the Planchas de Plata prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block.  All assays were completed by either Bonder–Clegg, ALS Chemex or Inspectorate under the same quality assurance regime as for the Dolores property.

La Bolsa Property: Location and Access

The La Bolsa property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four-wheel drive vehicle over a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver – verified by the Company) carbonate–rich breccias and veining.

Ownership

The La Bolsa property was staked by Minera Minefinders which is the registered owner of all the exploration concessions. The property is not subject to any underlying royalties or title encumbrances.

Although the Company is the registered owner of the mineral rights to the La Bolsa property, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez (“Pierson”). Terms for an exploration and exploitation surface rights agreement with Pierson (the “Pierson Agreement”) were accepted during the third quarter of 1997, and a final agreement was executed and filed with the appropriate Mexican authorities on October 13, 1997.

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of $20,000, increasing by 10% per year, and an additional annual fee of $200 for each Pierson–owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads. The Company paid the annual rent and disturbance fee during the period from 1999 to 2005. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one–time fee of $500,000 for each mine that the Company puts into production on a Pierson–owned property.

Geology and Mineralization

The geological setting of the La Bolsa property consists of Tertiary volcanic and sedimentary units shown to overlie or intrude Cretaceous and Jurassic sedimentary and volcanic rocks consisting of interbedded siltstone, sandstone, conglomerate, limestone, and rhyolite flows and tuffs.

Several Tertiary volcanic and volcaniclastic rock types have been identified on the property. Volcaniclastic and tuff beds are correlated to the lowermost units of the Tertiary Montana Peak Formation in the Oro Blanco Mining District of Arizona, located to the immediate north.

The La Bolsa property contains an inferred resource of 8.3 million tons grading 0.025 oz/t gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 metres in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 metres and averages about 120 metres in width. Approximately 994 metres of surface trench rock sampling by the Company produced significant values, including 125 metres averaging 1.10 g/t gold in Trench 95–1 and 152 metres averaging 1.10 g/t gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 metres and 7 diamond drill holes totalling 614.5 metres were completed.

In mid–1996, a preliminary resource estimate concluded there was gold mineralized material of 122,600 equivalent ounces of gold (i.e., 4,087,000 tons at .030 opt using .01 cut-off), including modest silver credits.  Bottle-roll cyanide leach metallurgical test work on eight samples of mineralized drill cuttings leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Silver recoveries were reported to be relatively high, with low reagent consumption, suggesting amenability of the samples to heap leach extraction techniques.

The Company completed the first phase exploration drilling program on the La Bolsa property in 1996 with the resultant discovery and mineralized deposit estimation of up to 122,000 ounces gold equivalent.  The Company received ecological permitting to drill an additional 150 holes on this property. Access road preparation and drill pad construction commenced upon approval of the permit. A second phase drilling program began in May 1998 and was completed in August 1998. Results from this drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces of gold and 2.1 million ounces of silver, at a .01 opt cut–off grade.

Additional work on the resource area was carried out in 2003 to advance the property nearer to the feasibility study stage. The drilling program completed in 2003 included drilling of 23 core holes for 2,085 metres, and 11 RC holes for 1,838metres. In 2004, an additional 15 core holes totalling 1,418 metres were drilled.

Work Program

Additional exploration is required at the La Bolsa property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category for pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposed budget.  The 2006 proposed budget for La Bolsa is presented below.

Feasibility drilling (7,500 meters core, 2,500 meters RC)

         $1,303,000

Geophysics

$40,000

Metallurgy and engineering

$76,000

Project holding costs

               $59,000

Total:

         $1,478,000

Northern Sonora Projects: Description and Location

Following the initial success on the La Bolsa discovery, the Company staked eight additional concessions expanding the Northern Sonora Property to its present size. Work on these additional concessions during the period from 1996 through 2001 included regional and detailed geologic mapping, extensive geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of eight additional gold–silver mineralized systems and two porphyry copper related base metal systems.

Ownership

The concessions were staked on behalf of, and are 100% controlled by Minera Minefinders. Surface rights in the area belong to various ranchers. An agreement (the “Milner Agreement”) was signed in May 2000 with Fred Milner covering the area of his Los Adobes Ranch that encompasses 7,492 hectares and includes the El Malacate, La Matanza, La Dura, La Verde, El Tapon, and Picacho Alto prospects. The agreement provides for surface rights for exploration, development, and mining within his property, in return for an annual payment of $10,000, compensation of $350,000 for the first mine to go into production on his property and $200,000 for any other mines that go into production on his property. A second surface rights agreement was completed for the remaining area encompassing the El Malacate property. This agreement, referred to as the Maldonado property agreement, is similar to the Milner Agreement, with the initial annual rental payment of $5,000 having been made in 2001, but with the exception that there is no lump sum payment for the construction of a mine.   In order to explore the Real Viejo and Planchas de Plata prospects, surface rights agreements were signed with Cesar Dabdoub covering the Real Viejo prospect and with Jose Rebeil covering the Planchas de Plata prospect.  The Dabdoub agreement entails an annual rental payment of $25,000, initially paid in 2004 and compensation of $350,000 for construction of a mine on his property.  Should the area of the mine exceed 400 hectares then a second payment of $200,000 will be made.  The Rebeil agreement entails an annual rental payment of $10,644, initially paid in 2004 and compensation of $221,740 for construction of a mine on his property.

Geology and Mineralization

The geologic setting of the Northern Sonora property consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism. There is an earlier mineralizing event, primarily containing silver with accessory base metals and gold, which is emplaced along the older set of northeast trending structures.

Mineralized systems identified to date include the El Malacate, La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto and Planchas de Plata prospects, most of which are dominantly silver–lead–zinc ±gold systems.  These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length. The El Fiero and La Recompensa targets are large porphyry related base–metal (Cu–Mo–Zn–Pb) targets located within the eastern portion of the claim block. Alteration at each of these systems includes square kilometres comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the area of the projects are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 300 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn.  Exploration mapping and sampling will continue on these targets as time allows in an effort to bring them to the drill stage.

Exploration Activity

In 1996, the Company contracted an independent consulting firm to produce a reconnaissance geological map of the Northern Sonora property and to sample possible mineralized areas. The area examined covered approximately 110 square kilometres, and 126 rock samples were collected. Six of the samples contained between 1.0 and 7.0 g/t gold, while 76 samples (60% of total) were anomalous in one or more elements.

During late 1996 through 1997 the Company contracted a helicopter–borne magnetic, radiometric and electromagnetic survey as well as colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco properties. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones. The Company also evaluated the results of a detailed ground geophysics study, including magnetic and VLF electromagnetic surveys, and an induced polarization / resistivity survey for the combined purposes of drill target definition and as an orientation survey for the La Bolsa and La Reserva/El Correo properties.

From 1998 to early 2002 additional geological mapping and geochemical sampling utilizing the reconnaissance mapping and geophysical surveys was completed over an area exceeding 150 square kilometres to the south and east of the La Bolsa property. This work led to the discovery of at least fourteen major areas of anomalous gold and/or silver mineralization. Historic mining activity can be found at most of these targets with the most extensive workings developed on silver mineralization such as at the La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine.  There are no historic records for these workings and only the La Recompensa Mine has been recorded on existing maps.  Exploration work since 2002 has focused on the systematic drill testing of the more prospective zones.

From early 2002 through 2004 drilling was performed on six of the fourteen identified zones.  Within the El Malacate project area a total of 33 holes (28 RC and 5 core, totaling 5,182 metres).  At the La Dura silver prospect the Company completed a total of 7 holes (5 RC and 2 core, totaling 942 meters).  Results from these programs did not confirm the presence of significant mineralization and the projects were dropped at year end.

Beginning in 2004 drill programs were initiated on both the Real Viejo and Planchas de Plata silver prospects.  Through the end of 2005 a total of 38 holes (22 RC and 16 core, totaling 4,924 meters) were completed at Real Viejo, and a total of 64 holes (6 RC and 58 core, totaling 9,217 meters) were completed at Planchas de Plata.  Both programs encountered significant silver mineralization and additional work is warranted in 2006.

Work Program

The following table shows the proposed work program for the Real Viejo and Planchas de Plata silver projects for 2006:

Real Viejo Project

Exploration drilling (4,000 meters core)

            $613,000

Geophysics

$33,000

Project holding costs

              $44,000

Total:

            $690,000

Planchas de Plata Project

Exploration drilling (10,000 meters core)

$1,479,000

Geophysics

$75,000

Surface mapping/ sampling

$65,000

Project holding costs

               $14,000

Total:

         $1,633,000

As time allows, mapping and sampling will continue on the additional seven areas of mineralization scattered across the Northern Sonora Property in an effort to elevate these to the drill stage.

OTHER PROPERTIES

The Company has interests in other mineral properties in Mexico as summarized below.  The properties have not been advanced sufficiently to have a material impact on the Company’s portfolio of properties.

La Reserva/El Correo Property

The La Reserva/El Correo Property has been reduced and claims converted to exploitation concessions listed below.  The Alcaparroso, and Agua Caliente concessions were dropped in 2004.

La Reserva/El Correo Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date

Alcaparroso**	221169	-	December 2, 2053
Tio Flaco*	221168	708	December 2, 2053
Agua Caliente**	221170	-	December 2, 2053
El Correo	217446	2,718	July 15, 2052
Cadena de Oro	205198	366	July 7, 2053
El Durazno	212967	440	February 19, 2007
Total area remaining		4,232

* Exploitation titles replacing Exploration title 202980 La Reserva Fraccion 1.

** dropped in 2004

In 2003 drill programs were completed on the Agua Caliente gold-copper prospect (3 RC holes totaling 288 meters) and on the Alcaparroso porphyry copper prospect (4 RC holes 640 metres).  Neither program identified significant mineralization and the projects and corresponding concessions were dropped in 2004.

San Antonio Property

The San Antonio property is located some 120 km SSE of the city of Zacatecas, Mexico, in the municipality of Villa Hidalgo, Zacatecas. The project lies close (12 km northwest) to the historic mining district of Pinos, that from 1894 to 1934 produced approximately 200,000 oz gold and 5 M oz silver from veins and mantos within Cretaceous limestone sequences.The property originally consisted of eight concessions totalling some 817 hectares. Following initial surface exploration and review of drilling results from adjacent projects most of the property was dropped in 2004, as shown in the following table:

San Antonio Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Gran Maria 1**	208071	-	August 25, 2004
Gran Maria 1 Fraccion I**	208072	-	August 25, 2004
Gran Maria Fraccion III**	208073	-	August 25, 2004
Gran Maria 2**	208181	-	August 31, 2004
Gran Maria 5**	207501	-	June 24, 2004
Gran Maria 6	210695	108.00	November 17, 2005
La Laguna	213046	314.79	March 1, 2007
La Laguna Fraccion A	213046	0.34	March 1, 2007
Total area remaining		423.13

** dropped in 2004

PROPERTY INTERESTS IN THE UNITED STATES

The Company has interests in three claim areas in the United States:  the Gutsy/Buckskin Mountain property and Lodi Hills property in the state of Nevada, and the Oro Blanco property in the state of Arizona.  These properties are not sufficiently advanced to make them material to the Company’s asset base, but work budgets of approximately $144,000 are planned for 2006 on the Gutsy and Lodi Hills properties.

The Gutsy/Buckskin Mountain property is located in Elko County, Nevada along the Carlin Trend due north of Newmont’s Rain Mine.  Preliminary drill testing of this project is slated for 2006.  The Lodi Hills property is located in Nye County, Nevada and was acquired by the Company in the second half of 2005.  Mapping and sampling of the property is expected to develop drill targets with initial drill testing taking place in the second half of 2006.  The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora.  No work is anticipated on this property in 2006.

Exploration work in 2004 – 2005 on the Company’s Dottie and Clear projects in Nevada did not turn up significant potential and these properties will be dropped in 2006.

SPECIALIZED SKILL AND KNOWLEDGE

The Company is entering the development phase, and will need to engage many employees with special skills, including senior managers with project management skills, mining and processing engineers, mine geologists, assayers, fleet maintenance engineers, machine operators and mechanics. There is great competition for such personnel in the current buoyant state of the industry. The Company has begun a recruitment program, already has several highly qualified project management engineers on staff, and does not anticipate significant difficulty in recruiting the other personnel as the proposed Dolores project gets under way. It is anticipated that training programs will be developed for workers to be recruited locally.

ENVIRONMENTAL PROTECTION

There was no significant financial and operational effect of environmental protection requirements in 2005, but as work begins at Dolores the Company’s exposure to financial costs and operating requirements will escalate rapidly. The KCA study incorporates in its financial and operating analysis all of the costs and operational requirements necessary for the Company to comply with the highest international environmental protection standards. The Company intends to comply fully with those standards, and any that may be imposed through any financing agreements that may be completed.

NUMBER OF EMPLOYEES

As at December 31, 2005, the Company had a total of 27 employees and consultants.  None of the Company's employees belong to a union or are subject to a collective agreement.   The Company considers its employee relations to be good.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees.  There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

History of Losses

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Risks of Exploration and Development

All of the properties in which the Company has an interest or the right to earn an interest are in the exploration stages only and, with the exception of Dolores, are without a known body of commercial ore. As an exploration company, the Company has no revenues, except interest income on cash balances, and therefore a history of losses.   The level of profitability of the Company in future years will depend to a great degree on precious and base metal prices and whether Dolores and any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.

Development of the Company’s properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long–term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

It is impossible to ensure that the current and future exploration programs and feasibility studies on the Company’s existing mineral properties will establish reserves.  Whether  a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but any one, or a combination of, these factors may cause a mineral deposit that has been mined profitably in the past, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations.  The Company may be subject to liability for pollution or against other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company  maintains  liability and property damage insurance coverages against operating hazards, but there can be no assurance that these coverages will protect the company completely from any losses..  The Company may become subject to liability for pollution and other environmental damage, cave–ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities, should they be incurred,  may have a material, adverse effect on the Company’s financial position.

Fluctuating Prices

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals such as gold, silver, and copper.  The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company’s exploration projects, cannot  be predicted.

Potential Defects in Title to Properties

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested. The Company is not aware of challenges to the location or area of any of its mining concessions and unpatented mining claims. There is, however, no guarantee that title to the Company’s claims and concessions will not be challenged or impugned in the future.

Political and Economic Instability

Most of the Company’s activities occur in Mexico and the Company may be affected by possible political or economic instability in this country. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico, or in the U.S.A. (where the Company has secondary property interests) may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Financing Risks

The Company’s  operations have not generated any cash flow. Any work on the Company’s principal properties may require debt or additional equity financing. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company’s current shareholders. Although the Company has successfully raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s potential interest in certain properties.  There is no assurance whatsoever that debt financing will be available to the Company.

Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  Except for Dolores, the Company has not defined or delineated any proven or probable reserves on any of its properties. The mineralized material and mineralized deposit estimates included herein for all other properties have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, but these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserves.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates.  As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.

Conflicts of Interest

Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Mark H. Bailey, President, Chief Executive Officer and a director of the Company, is President of Mark H. Bailey & Associates LLC (“Bailey Associates”), Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates’ clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts that  may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, of the Company, is a principal of Sierra Timber and Gold Corp. (“Sierra Timber”), a provider of geological consulting services, located in Reno, Nevada. Sierra Timber’s clients do not directly compete with the Company for properties, financing, equipment, or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts that may arise will be dealt with as disclosed below.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is a securities lawyer, with other clients involved in mineral exploration and development, and is a director and officer of other publicly listed natural resource companies.  Mr. MacNeill is also the President of P. MacNeill Law Corporation, which provides legal services to the Company.  None of Mr. MacNeill’s exploration and development clients compete directly with the Company for properties, financing, equipment, or personnel. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Dependence on Key Management Employees

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures, such as Mark H. Bailey and  Tench Page. Loss of Mark H. Bailey or Tench Page could have a material adverse effect on the Company. The Company does not maintain key–man life insurance on any of its key management employees.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise.

Availability of Financing

 Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration.  No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Possible PFIC Status

Shareholders who are U.S. taxpayers should be aware that the Company may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or may become a PFIC in the future. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that the Company will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Market Volatility

There can be no assurance that an active market for the common shares of the Company will continue and any increased demand to buy or sell the common shares of the Company can create volatility in price and volume which may make it difficult for our shareholders to liquidate their investments.

Compliance with Environmental and Government Regulation

Operations of the Company require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience substantial costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has interests and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. To the best of the Company’s knowledge, the Company is in compliance with all material current laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new operations in other provinces, states or countries, or significantly expands its existing mining operations, the Company may be required to obtain pre–construction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Dilution

The Company has a number of outstanding stock options. If and when these are exercised, the issued and outstanding capital of the Company may be substantially increased, thus diluting shareholder interests in the Company.

Development of Dolores

The Company intends to develop its Dolores property, and will become subject to all the risks inherent in building and operating an open-pit heap leach mine, including capital cost overruns, decreased profitability through changes in metal prices and operating costs, uncertainty inherent in mineral resource estimates, environmental, health and safety risks, title to properties  being challenged, or eroded through government action, additional onerous taxation and regulation, uninsured or uninsurable hazards, and mining risks such as accidents, unexpected rock conditions and formations, earthquakes, cave-ins, flooding, abnormal weather, rock bursts, and pit slope failures, all of which may result in damage to production assets and equipment, in bodily injury to employees and others, and may expose the Company to legal action.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business.  It does not intend to pay dividends on common shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated March 14, 2006, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of unlimited common shares without par value. As at March 21 2006, the Corporation had a total of 36,746,841common shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

As at March 21, 2006, the Corporation also had a total of 3,640,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$1.50 to CDN$12.53.

MARKET FOR SECURITIES

The Corporation’s common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the stock symbol “MFL”, and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

The following table gives the monthly trading ranges for the Corporation’s common shares and the number of shares traded (“Volume”)

	Toronto Stock Exchange (prices in Canadian dollars)				American Stock Exchange (prices in US dollars)
2005	High	Low	Close	Volume	High	Low	Close	Volume
January	$8.80	$7.55	$8.49	2,078,400	$7.10	$6.11	$6.83	436,700
February	9.55	8.00	8.84	2,051,900	7.79	6.37	7.22	289,900
March	9.45	7.50	8.09	1,875,500	7.81	6.14	6.68	466,700
April	8.04	6.98	7.50	1,185,800	6.68	5.60	5.87	283,500
May	7.64	6.40	6.71	1,275,400	6.09	5.05	5.38	447,900
June	7.45	5.21	5.70	3,959,700	5.99	4.35	4.62	823,400
July	5.89	5.00	5.13	1,486,500	4.84	4.06	4.20	765,000
August	5.17	4.26	4.40	1,435,800	4.29	3.62	3.70	761,500
September	6.17	4.25	5.65	5,367,600	5.44	3.56	4.88	1,160,200
October	6.19	5.39	5.88	1,216,100	5.30	4.57	4.97	628,800
November	6.60	5.29	6.00	908,900	5.50	4.51	5.12	454,700
December	6.80	5.53	5.90	3,029,500	5.82	4.80	5.14	1,142,000

DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Company	Principal Occupation	Director or Officer Since
Mark H. Bailey Bellingham, Washington, U.S.A.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	President -July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995
James M. Dawson(1)(2) Richmond, British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director -March 18, 1996
H. Leo King(1)(2) Vancouver, British Columbia, Canada	Director	President, International Barytex Resources Ltd., a mining company	Director -May 15, 1996
Robert L. Leclerc(1) Henderson, Nevada U.S.A.	Director & non-executive Chairman	Business Consultant	Director - March 27, 1997 Chairman June 10, 2004
Anthonie Luteijn(2) Delta, British Columbia, Canada	Director	Retired Mining Executive	Director -June 10, 2004
Paul C. MacNeill West Vancouver, British Columbia, Canada	Director and Corporate Secretary	Barrister and Solicitor	Director – Sept. 15, 1995 Corporate Secretary – July 27, 1995
Tench C. Page Reno, Nevada U.S.A.	Vice–President, Exploration	Vice–President, Exploration of the Company	Vice President -July 27, 1995
Ronald J. Simpson Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company	CFO -May 17, 2004

(1)

Member of the Audit Committee.

(20

Member of the Technical and Commercial Oversight Committee.

Each of these  individuals has been engaged in the principal occupation set forth opposite his  name during the past five years except for: Paul C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; H. Leo King who, prior to 2001, was the General Manager for International Barytex Resources Ltd., a mining company; Robert L. Leclerc who, prior to February 2003 was the Chairman and Chief Executive Officer of Echo Bay Mines Ltd., a mining company; Anthonie Luteijn who, prior to April 2003 was the Vice President, Project Development and Operations for Canico Resource Corp., a mining Company and Ronald J. Simpson, who prior to May 2004, was the Vice-President, Finance and Administration and  chief financial officer of TVI Pacific Inc.,  a mining company.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge as at March 21, 2006, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,502,900 common shares (not including common shares issuable upon the exercise of stock options) representing 4.1% of  the then outstanding common shares.

Cease Trade Orders

On May 29, 2001, a cease trade order was issued to all directors and officers of Rift Resources Ltd. because of the failure of that company to file financial statements.  That company was insolvent and unable to engage accountants and auditors to prepare and audit financial statements.  On February 25, 2002, a similar order was issued against DMR Resources Ltd., for failure to file financial statements.  That company was also insolvent and was also unable to engage accountants and auditors to prepare and audit financial statements. Ronald J. Simpson, who is the Corporation’s Chief Financial Officer, was the chief financial officer of these companies at the relevant times. The orders are still in effect.

Conflicts of Interest

Other than as disclosed below,  to the best  of the Company’s knowledge, there are no  existing or potential conflicts of interest between the Company and any director or officer  of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer  of such other companies.  (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board committee has two committees: the Audit Committee, and the Technical and Commercial Oversight Committee.

The Audit Committee comprises Robert L. Leclerc, James Martin Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. R.L. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals, and that was listed for trading in Canada and the U.S.A. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. J.M. Dawson has been a professional consulting geologist for over thirty years, and has been a director of public companies in the mineral resource industry for almost twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. H.L. King is also a professional geologist who has nearly twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and is a director of several public companies, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have  fixed terms  and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors the auditors to be appointed.  In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

The Technical and Commercial Oversight Committee was established on November 10, 2005 and its members are Anthonie Lutejn, H. L. King and J. M. Dawson. Mr. Lutejn is a mining engineer with more than forty years of experience in the industry. He has worked in underground and open pit operations, and has extensive international experience with major mining companies as project manager, and in the evaluation and development of mining projects. Mr. Luteijn also has extensive experience as Vice President, Project Development and as a director, in all stages of development of mining projects for public companies..  The Committee was established to conduct, at the Board’s request, investigations and examinations in detail of technical and commercial matters and issues on which the Board wishes to have the benefit of the independent expertise and experience of the members.

.  Members of this Committee are compensated for services provided to the Company at rates consistent with prevailing industry rates for similar services.

The Company does not, at present, have a Nominating Committee or Compensation Committee. Decisions affecting nominations to the Board and compensation of directors and officers are made by the majority of independent directors of the Board.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees	2005	2004
Audits of the Company’s consolidated financial statements meetings with the Audit Committee and management in respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$61,113	$71,979
Tax fees
Tax compliance, taxation advice and tax planning for international operations	14,185	3,815
All other fees	-	-
	$75,298	$75,794

TRANSFER AGENT AND REGISTRAR

The Corporation’s Transfer Agent and Registrar for its common shares is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The Company has contracts that are or may become material to its success, for the exploration and exploitation of minerals, and for surface rights, at its Dolores and Northern Sonora properties.  Details of these are given elsewhere in this AIF – please see “Principal Property – The Dolores Property – Description and Location”; and  “Northern Sonora Property – La Bolsa Property:  Location and Access – Ownership”; and “Northern Sonora Property – Northern Sonora Projects:  Description and Location – Ownership”.

In late 2005 the Company entered into a “cost-plus” contract for the construction of the new road, and the upgrading and widening of an existing state road to provide access to the proposed Dolores minesite. Estimated 2006 costs to complete the road amount to $2.5. In addition, since December 31, 2005, contracts for detailed engineering of the proposed Dolores mine and facilities. None of these contracts is material; collectively the expected expense is approximately $3.2 million.

INTERESTS OF MANAGEMENT AND EXPERTS

Mark H. Bailey,M.Sc., P.Geo., a director and President and Chief Officer of the Corporation is a Qualified Person as defined in National Instrument 43-101 (“NI43-101”).  During 2005 several news releases were issued in which it was stated that he supervised the preparation of the technical information in those releases.  Mr. Bailey expects to stand for re-election as a director when his term expires.  He owns 497,300 common shares of the Corporation and 900,000 options to purchase common shares.

On December 6, 2004 the Corporation filed an independent study by Roscoe Postle Associates Inc. (“RPA”) entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico”.  The principal authors of the report were David W. Rennie, P. Eng., and C. Stewart Wallis, P. Geo., who are both independent Qualified Persons as defined in NI43-101.  The report is available on SEDAR at www.sedar.com and has been incorporated by reference in this AIF.  To the best of the Corporation’s knowledge, none of RPA, David W. Rennie and C. Stewart Wallis owns any interest in the Corporation.

On March 28, 2006 the Company filed an independent study by Kappes Cassiday & Associates (“KCA”) entitled “Technical Report for the Dolores Heap Leach Project”. and the report is available on SEDAR at www.sedar.com..  The principal author of that report was Michael W. Cassiday, who is also an independent Qualified Person. The report has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, none of KCA, Michael W. Cassiday and the Qualified Persons upon whom KCA and Michael W. Cassiday relied when issuing the KCA report, owns any interest in Minefinders Corporation Ltd.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities,  if applicable, is contained in the Company’s Management Proxy Circular (dated March 14, 2006) for the annual general meeting to be  held on May 10, 2006.   Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005. All of these documents may be found on SEDAR at www.sedar.com.

Appendix

to Annual Information Form dated March 21, 2006

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgment. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)

recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation and the compensation of the independent auditors;

(b)

review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c)

review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d)

review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;

(e)

review all Management Discussion and Analysis and earnings press releases before the Corporation publicly discloses this information;

(f)

report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;

(g)

receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(h)

take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

(i)

as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts;

(j)

be directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

(k)

pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;

(l)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(m)

undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)

the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;

(bb)

the members of the Committee may inspect all the books and records of the Corporation;

(cc)

the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors; and

(dd)

the Committee shall have the authority to communicate directly with the internal and independent auditors.

The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003 and amended on November 10, 2005